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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2005
WASH, D.C. 209 SECTION

SEC FILE NUMBER

8-48506

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Douglas Scott Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Renner Rd., Suite 480
(No. and Street)

Richardson	Texas	75082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurie P. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Douglas Scott Securities, Inc., as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President

Title

Notary Public



ERIC KELTNER
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
05-01-2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2004

DOUGLAS SCOTT SECURITIES, INC.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2 - 3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO THE FINANCIAL STATEMENTS		8 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16


C&F &Co.

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Douglas Scott Securities, Inc.

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc., as of October 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas Scott Securities, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 16, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

DOUGLAS SCOTT SECURITIES, INC.
Statement of Financial Condition
October 31, 2004

ASSETS

Cash and cash equivalents	$ 45,551
Securities owned at market value	49,163
Securities – non-marketable	3,300
Advances to employees	7,994
Office equipment, net	687
Federal income taxes receivable	6,370
	$ 113,065

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Financial Condition
October 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ 83
Stockholders' equity	
Common stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid in capital	20,890
Retained earnings	92,082
Total stockholders' equity	112,982
	$ 113,065

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Income
For the Year Ended October 31, 2004

Revenues	
Profits from underwriting and selling groups	$ 446,052
Reimbursement income	78,500
Unrealized gain (loss) on securities	2,074
Interest and dividend income	248
	526,874
Expenses	
Salaries and compensation	463,857
Communications	12,750
Occupancy and equipment costs	1,402
Promotional	250
Regulatory fees and expenses	32,151
Other expenses	37,202
	547,612
Net income before income taxes	20,738
Income tax benefit	3,350
Net loss	$ (17,388)

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended October 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 31, 2003	$ 10	$ 20,890	$109,470	$ 130,370
Net loss for the year			(17,388)	(17,388)
Balances at October 31, 2004	$ 10	$ 20,890	$ 92,082	$ 112,982

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended October 31, 2004

Balance, at October 31, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance, at October 31, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended October 31, 2004

Cash flows from operating activities	
Net loss	$ (17,388)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization and depreciation	1,288
Unrealized gain on securities	(1,734)
Change in assets and liabilities	
Increase in advances to employees	(708)
Increase in Federal income tax receivable	(478)
Increase in liabilities	83
Net cash provided (used) by operating activities	18,937
Cash flows from investing activities	
Purchase of securities	(1,540)
Purchase of equipment	(428)
Net cash provided (used) by investing activities	(1,968)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash and cash equivalents	(20,905)
Cash and cash equivalents at beginning of year	66,456
Cash and cash equivalents at end of year	$ 45,551

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Notes to the Financial Statements
October 31, 2004

Note 1 - Accounting Policies Followed by the Company

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). Substantially all the Company's underwriting revenue of $446,052 is generated through the sale of oil and gas development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions are recorded on a trade date basis. Securities are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Depreciation is provided by an accelerated method over the estimated useful lives of the related asset.

Certificates of deposits with original maturities of 90 days or less, and money market funds are considered to be cash equivalents for the statement of cash flows.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2004, the Company had net capital of approximately $87,257 and net capital requirements of $5,000. The Company's ratio of aggregate

Note 2 - Net Capital Requirements, continued

indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Property and Equipment

Property and equipment is recorded at a cost of $15,942 less accumulated depreciation of $15,255. Depreciation expense for the year totaled $1,288 and is reflected in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company and its Affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a reimbursement agreement with Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received $78,500 of such reimbursements during the fiscal year ended October 31, 2004. Under an exclusive marketing agreement, the Affiliate provides the Company various general and administrative expenses, such as, telephone service, office supplies, equipment servicing and maintenance, etc.

Note 6 - 401(k) Plan

The Company maintains a profit sharing/401(k) plan covering all eligible employees. The Company has elected not to make any profit sharing plan contribution for the current fiscal year. The Company does not make matching contributions to the 401(k) plan.

Note 7 - Income Taxes

The Company has a net operating loss of approximately $22,336, of which the balance will be carried back against the prior taxable income. The estimated benefit of the net operating loss is $3,350, which is included in federal income taxes receivable.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

October 31, 2004

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 112,982
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		112,982
Deductions and/or charges		
Non-allowable assets:		
Advances to employees	$ 7,994	
Office equipment, net	687	
Federal income taxes receivable	6,370	(15,051)
Net capital before haircuts on securities positions		97,931
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(10,674)
Net capital		$ 87,257

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expense	$ 83
Total aggregate indebtedness	$ 83

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 6
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 82,257
Excess net capital at 1000%	$ 87,249
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

DOUGLAS SCOTT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended October 31, 2004



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Douglas Scott Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Douglas Scott Securities, Inc. (the "Company"), for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
November 16, 2005